

August 3, 2011

Via E-mail
Mr. Stephen Vintz
Chief Financial Officer
Vocus, Inc.
4296 Forbes Boulevard
Lanham, Maryland

> **Re:** **Vocus, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 16, 2011**
> **File No. 000-51644**

Dear Mr. Vintz:

We have reviewed your letter dated July 19, 2011 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 20, 2011.

Form 10-K for the Fiscal Year Ended December 31, 2010

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2. Significant Accounting Policies

Stock-Based Compensation. Page F-11

1.   We note your response to prior comment 1 that you have calculated the average expected life for the granted options using an assumption that the remaining options would be exercised uniformly over the remaining term, and that this calculated term resulted in an average of 5.7 years in Q1 2010 and 5.9 years in Q1 2011, compared to 6.2 years under

the simplified method. Please clarify whether your calculation of the average expected life included a combination of actual exercise data and an assumption that the remaining options would be exercised uniformly, and whether it is the Company's position that this methodology would not result in a material difference from use of the simplified method for options granted in 2010 and 2011.

2.   We note that starting in the second quarter of 2011 you will use your historical exercise data to calculate option expense. Tell us what the term of your options was for grants made in the second quarter of 2011 using this data.

3.   We note that, as a result of changing your compensation strategy, whereby existing grantees have both options and restricted stock awards (RSA), the Company anticipated that the granting of RSAs would increase the expected terms of the options as grantees were more likely to defer exercising options when shares were being earned without a cash outlay versus paying a strike price. Please clarify whether all of the option holders received the same proportion of options and restricted stock, and whether the option holders have the ability to cashless exercise or net share settle options. Tell us how you considered these factors in your assumption.

4.   We note that in 2010, the Company further adjusted its compensation strategy resulting again in a conclusion that historical exercise data may not reflect future option exercise patterns. We further note that that there were a greater number of options granted than restricted stock in 2010. Please clarify how this adjustment has resulted in a conclusion that historical exercise data may not reflect future option exercise patterns for options granted in 2010.

5.   Tell us how your assumption that granting RSAs would increase the expected term of the options compares to actual subsequent exercise data. In this regard, we note that during the second quarter of 2011, approximately 1.0 million post-IPO options were exercised, and that based on this activity you determined to use your historical exercise data to calculate option expense starting in the second quarter of 2011. Tell us if these exercises were consistent with your assumption. If not, tell us what circumstances have changed that were not reasonably foreseeable when considering the expected term at the time of your 2008-2010 option grants.

       You may contact Laura Veator, Staff Accountant, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

                             Sincerely,

                             /s/ Craig Wilson

                             Craig Wilson
                             Senior Assistant Chief Accountant